09059669

UNITED STATES
TIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing
Section

MAR 02 2009

Washington, DC
110

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65913

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Skandia Securities Americas, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 Clarendon St., 53rd Floor
(No. and Street)

Boston	MA	02116
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Fortino (212) 751-4035
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

One Financial Plaza, 755 Main Street	Hartford	CT	06103
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jessica Wheeler ______________________________________, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Skandia Securities Americas, Inc. ____, as of December 31 ______________________, 2008 __________, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Jessica Wheeler

Signature

President & CEO

Title

____

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

COMMONWEALTH OF MASSACHSETTS

Suffolk, ss. January 28, 2009

On this 28th day of January, 2009, before me, the undersigned notary public, personally appeared Jessica Wheeler, proved to me through satisfactory evidence of identification , which was a valid Connecticut driver's license (No. 026244097), to be the person whose name is signed on the attached document and acknowledged to me that she signed it voluntarily for its stated purpose.

Notary Public: Mark Pietkiewicz
My commission expires: December 8,2011

SKANDIA SECURITIES AMERICAS, INC.
(A Wholly Owned Subsidiary of Skandia America Corporation)

December 31, 2008

Table of Contents

KPMG

KPMG LLP
One Financial Plaza
Hartford, CT 06103-4103

Independent Auditors' Report

The Shareholder of
Skandia Securities Americas, Inc.:

We have audited the accompanying statement of financial condition of Skandia Securities Americas, Inc. (the Company) as of December 31, 2008, and the related statements of operations, changes in shareholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Skandia Securities Americas, Inc. as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

Hartford, CT
February 23, 2009

SKANDIA SECURITIES AMERICAS, INC.
(A Wholly Owned Subsidiary of Skandia America Corporation)

Statement of Financial Condition

December 31, 2008

Assets		
Cash and cash equivalents	$	1,700,591
Prepaid fees		22,102
Other assets		10,000
Total assets	$	1,732,693
Liabilities and Shareholder's Equity		
Liabilities:		
Accrued expenses	$	17,000
Due to affiliate		732,355
Deferred revenue		109,689
Income taxes payable to parent		8,972
Total liabilities		868,016
Shareholder's equity:		
Common stock, $0.01 par value; authorized 1,000 shares, issued and outstanding 100 shares		1
Additional paid-in capital		971,827
Retained Earnings		(107,151)
Total shareholder's equity		864,677
Total liabilities and shareholder's equity	$	1,732,693

See accompanying notes to financial statements.

SKANDIA SECURITIES AMERICAS, INC.
(A Wholly Owned Subsidiary of Skandia America Corporation)

Statement of Operations

Year ended December 31, 2008

Revenue:		
Service revenue	$	4,673,818
Other revenue		19,044
Total revenue		4,692,862
Expenses:		
Employee compensation and benefits		3,024,302
Professional fees		158,410
Regulatory fees		14,867
Other operating expenses		1,535,994
Total expenses		4,733,573
Loss before taxes		(40,711)
Income tax expense		8,972
Net loss	$	(49,683)

See accompanying notes to financial statements.

SKANDIA SECURITIES AMERICAS, INC.
(A Wholly Owned Subsidiary of Skandia America Corporation)

Statement of Changes in Shareholder's Equity

Year ended December 31, 2008

		Total	Common stock	Additional paid-in capital	Retained earnings
Shareholder's equity at December 31, 2007	$	964,360	1	671,827	292,532
Contribution of capital		300,000	—	300,000	—
Dividends paid		(350,000)	—	—	(350,000)
Net loss		(49,683)	—	—	(49,683)
Shareholder's equity at December 31, 2008	$	864,677	1	971,827	(107,151)

See accompanying notes to financial statements.

SKANDIA SECURITIES AMERICAS, INC.
(A Wholly Owned Subsidiary of Skandia America Corporation)

Statement of Cash Flows

Year ended December 31, 2008

Cash flows from operating activities:		
Net loss	$	(49,683)
Adjustments to reconcile net loss to net cash used by operating expenses:		
Changes in operating assets and liabilities:		
Other assets		(10,000)
Prepaid fees		13,718
Accrued expenses		(9,700)
Due to affiliate		424,174
Deferred revenue		(248,818)
Income taxes payable to parent		(185,036)
Total adjustments		(15,662)
Net cash used by operating activities		(65,345)
Cash flows from financing activities:		
Contribution of capital		300,000
Dividends paid		(350,000)
Net cash used by financing activities		(50,000)
Net decrease in cash		(115,345)
Cash and cash equivalents, beginning of year		1,815,936
Cash and cash equivalents, end of year	$	1,700,591

See accompanying notes to financial statements.

(1) Nature of Operations

Skandia Securities Americas, Inc. (the Company), is a wholly owned subsidiary of Skandia America Corporation (the Parent), whose ultimate parent is Old Mutual plc. The Company was incorporated in the state of Delaware on February 4, 2003. The Company is a broker-dealer registered with the Securities and Exchange Commission (the SEC) and a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company acts as a third party marketer of foreign securities under the management of Skandia Fund Management (Ireland) Limited (SFMI), an affiliated party and the management company of Skandia Global Funds PLC (SGF).

(2) Summary of Significant Accounting Policies

The significant accounting policies, which have been consistently applied, are as follows:

(a) Basis of Presentation

The Company's financial statements have been prepared in conformity with U.S. generally accepted accounting principles (GAAP). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that may affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

(b) Cash, Cash Equivalents, and Credit Risk

For purposes of reporting cash flows, the Company considers all cash accounts that are not subject to withdrawal restrictions or penalties, and have an original maturity of three months or less, as cash and cash equivalents in the accompanying statement of financial condition.

The Company has deposits in a financial institution. Financial institutions insure deposits with the Federal Depositary Insurance Corporation (FDIC) up to $250,000 for each depositor. Cash deposited at such institutions is often in excess of the insured limit.

(c) Revenue Recognition

The Company and SFMI have agreed to a cost-plus expense agreement. Under the agreement, the Company will earn cost plus 11% of costs incurred for distribution services provided to SFMI and cost plus 5% of costs incurred for administrative/back office services provided to SFMI. Service revenue is recorded on an accrual basis.

(d) Expenses

Expenses are recorded on an accrual basis.

(Continued)

(e) Income Taxes

Pursuant to Statement of Financial Accounting Standards (SFAS) No. 109, *Accounting for Income Taxes*, the Company accounts for income taxes using the asset and liability method under which deferred tax is recognized for the tax consequences of temporary difference created by applying enacted statutory tax rates applicable to future years to the differences between the financial statement carrying amounts and the tax basis of existing assets, liabilities and tax credit carryforwards. The effect on deferred taxes for a change in tax rates is recognized in income in the period enacted.

In July 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109 (FIN 48). FIN 48 seeks to reduce the significant diversity in practice associated with financial statement recognition and measurement in accounting for income taxes. This interpretation prescribes a comprehensive model for how a company should recognize, measure, present and disclose in its financial statements uncertain tax positions that the company has taken or expects to take on a tax return. FIN 48 is applicable to all uncertain tax positions for taxes accounted for under FASB Statement No. 109, and is not intended to be applied by analogy to other taxes. Under this method, a tax benefit from an uncertain position may be recognized only if it is "more likely than not" that the position is sustainable, based on its technical merits. This interpretation requires qualitative and quantitative disclosures, including discussion of reasonably possible changes that might occur in the recognized tax benefits over the next 12 months; a description of open tax years by major jurisdictions; and a roll-forward of all unrecognized tax benefits. The Company has elected to defer the implementation of FIN 48 until January 1, 2009 and does not expect the implementation of FIN 48 to have a significant impact on the financial statements.

(3) Net Capital Requirement

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital, as defined, of 6.7% of aggregate indebtedness, as defined, or $25,000, whichever is greater. Net capital and aggregate indebtedness change from day to day, but as of December 31, 2008 the Company had net capital of $832,575, which represented an excess of $774,708 on the minimum net capital requirement of $57,867. The Company's ratio of aggregate indebtedness to net capital was 1.04:1 at December 31, 2008. A broker-dealer's aggregate indebtedness to net capital cannot exceed 15:1.

(4) Related Party Transactions

(a) Revenue

In 2008, $4,673,818 of the Company's revenue was earned through the cost-plus expense agreement with SFMI.

As of December 31, 2008, the Company recorded $109,689 of deferred revenue under the cost-plus expense agreement.

(Continued)

(b) Expenses

Expenses incurred by the Parent for the benefit of the Company will be reimbursable to the Parent from the Company. As of December 31, 2008 the Company incurred $4,675,533 under this agreement and the Company owed $732,355 to the Parent for unpaid reimbursable expenses.

(5) Shareholder's Equity

On February 29, 2008, the Company made a dividend distribution in the amount of $350,000 to the Parent. During 2008, the Company incurred severance costs of $406,541, which are included in employee compensation and benefits on the statement of operations, in connection with the closing of certain offices. These costs were not reimbursable by SFMI under the cost-plus expense agreement. As a result, the Parent made a permanent contribution of capital in the amount of $300,000 on September 30, 2008. There were no additional shares authorized or issued and the entire amount is classified as additional paid-in capital.

(6) Income Taxes

The Company files its federal and state income tax return as part of a consolidated tax return with its Parent. The parties have agreed that the Company will accrue and remit a tax liability equal to an amount that would be payable by the Company if they were not a member of a consolidated group and filed tax returns on a separate basis. The federal statutory income tax expense of the Company approximates the actual income tax expense included in the accompanying statement of operations. As of December 31, 2008, there were no material temporary differences that would give rise to deferred tax assets or liabilities. The provision for income taxes for the year ended December 31, 2008 consists of the following components:

Income tax expense:		
Current tax expense:		
Federal	$	5,853
State		3,119
	$	8,972

Income tax expense attributable to loss from continuing operations differed from the amounts computed by applying the statutory U.S. federal income tax rate of 34% to pretax loss from continuing operations as a result of the following:

Computed expected tax benefit	$	(13,842)
Increase in income taxes resulting from:		
Nondeductible meals and entertainment expenses		20,755
State income taxes, net of federal income tax benefit		2,059
	$	8,972

Schedule I

SKANDIA SECURITIES AMERICAS, INC.
(A Wholly Owned Subsidiary of Skandia America Corporation)

Computation of Net Capital Pursuant To Uniform Net Capital Rule 15c3-1

December 31, 2008

Total shareholder's equity	$	864,677
Less nonallowable assets and deductions		32,102
Net capital under SEC Rule 15c3-1		832,575
Less minimum net capital requirement – the greater of 6.7% of aggregate indebtedness of $868,016 or $25,000		(57,867)
Net capital in excess of minimum requirement	$	774,708
Aggregate indebtedness	$	868,016
Ratio of aggregate indebtedness to net capital		104.26%

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5: Reconciliation of FOCUS Report

There were no material reconciling items per this report and the most recent quarterly filing by the Company in Part II of the unaudited FOCUS Report on Form X-17A-5 as of December 31, 2008, as amended on February 25, 2009, with respect to the computation of the Net Capital Pursuant to Rule 15c3-1.

See accompanying independent auditors' report.

KPMG LLP
One Financial Plaza
Hartford, CT 06103-4103

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

The Shareholder of
Skandia Securities Americas, Inc.:

In planning and performing our audit of the financial statements of Skandia Securities Americas, Inc. (the Company), as of and for the year ended December 31, 2008 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a significant deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the shareholder, management, the SEC, the Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

Hartford, CT
February 23, 2009

KPMG

SKANDIA SECURITIES AMERICAS, INC.

(A Wholly Owned Subsidiary of Skandia America Corporation)

Financial Statements and Supplemental Schedule

December 31, 2008

(With Independent Auditors' Report Thereon)